
November 1, 2012

<u>Via E-mail</u>
Timothy O'Brien
General Counsel
Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305

> **Re: Silver Bay Realty Trust Corp.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 17, 2012**
> **File No. 333-183838**

Dear Mr. O'Brien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that as part of the formation transactions Two Harbors will receive 1,000 shares of your 8.0% cumulative redeemable preferred stock that it will immediately sell to an unaffiliated third party. Please tell us the exemption under which Two Harbors intends to effect this sale and identify the third party.

2.   We note your response to comment 2 in our letter dated October 5, 2012. To the extent that you use these presentations in the future, please delete the portion of your disclaimer that indicates: "It is not an offer to sell securities, nor is it a solicitation to buy securities."

Prospectus Summary, page 1

Summary Compensation, page 9

3.   Please disclose the amount of organizational and offering expenses incurred to date.

4.   We note that you intend to grant equity incentives to employees of your Manager. Given the other incentive fees paid to your Manager, please explain the purpose of this equity compensation.

Risk Factors, page 17

5.   We note your disclosure on page 56 of the average age of your properties and that approximately 15% of your properties are over 30 years old. Please tell us, with a view to disclosure, of any material risks or expenditures you may face in relation to lead paint.

Use of Proceeds, page 47

6.   Please revise your disclosure to estimate the amount proceeds you may use for cash payments you may be required to make to prior Provident investors.

Our Initial Portfolio, page 55

7.   We note your response to comment 27 in our letter dated October 5, 2012. Please revise your disclosure to the table on pages 56 and 78 to disclose the number of properties that are leased and the number that are vacant.

Property Stabilization, page 57

8.   Please tell us the basis for management's belief that the average asset level return on a stabilized single-family rental property will be between 50% and 60%.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 53

Real Estate Acquisition Valuation, page 60

9.   We have reviewed your response to comment 29 in our letter dated October 5, 2012. Please provide an analysis of the potential materiality of the overstatement of land values due to the use of tax record data. We note your response that a 1% or 2% overstatement would not be material, but it seems possible that a much greater overstatement is possible.

Impairment of Real Estate, page 60

10.   We have reviewed your response to comment 30 in our letter dated October 5, 2012 and

your revised disclosure. In addition to the significant assumptions discussed, please include a discussion of projected capital expenditures and useful lives for the assets.

Predecessor and Provident Results of Operations, page 61

11.   We note your disclosure that during the first half of 2012, your predecessor spent approximately $1.9 million on initial property renovations for the properties acquired during that period. Please provide comparable disclosure for the Provident entities for the years ended December 31, 2010 and 2011 and the six month ended June 30, 2012.

Liquidity, page 63

12.   We note your disclosure on page 125 that beginning on the date that is 12 months after you complete this offering, the prior Provident investors holding common units in the Operating Partnership will be able to redeem part or all of their common units for cash. Please revise your MD&A disclosure to discuss the impact this may have on your liquidity, if material.

Note 1. Notes to Pro Forma Condensed Consolidated Balance Sheet, page F-6

13.   Please disclose any potential contingent consideration and discuss how you will account for this consideration.

14.   Please revise your disclosure in your next filing to provide a detailed analysis of how you determined the fair values of the assets and liabilities of the Provident entities, broken down by asset and liability type.

Draft Legal Opinion

15.   Please refer to paragraphs (vii) and (d) of the draft opinion. It appears that counsel is relying upon an "Officers' Certificate" with regard to the determination of the authorization of shares, which appears inappropriate. Please revise here to clarify that you are referring to representations, warranties and statements of officers as to questions of fact or otherwise explain to us how this assumption is appropriate.

16.   Refer to paragraph (f) and the comment above. It appears that this assumption is overly broad because it attempts to assume the due authorization of shares, which is a matter upon which counsel should opine. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Karen A. Dempsey